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                              November 27, 2023

       Yuk Ming, Gary Ma
       Chief Financial Officer
       WANG & LEE GROUP, Inc.
       5-6/F Wing Tai Factory Building
       3 Tai Yip Street
       Kwun Tong
       Kowloon, Hong Kong

                                                        Re: WANG & LEE GROUP,
Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            File No. 001-41681

       Dear Yuk Ming, Gary Ma:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 3. Key Information, page 4

   1. At the outset of Item 3, please disclose prominently that you are not a Chinese or Hong
                                                        Kong operating company
but a British Virgin Islands holding company with operations conducted by your
subsidiaries in China and Hong Kong.
   2. At the outset of Item 3, provide prominent disclosure about the legal and operational risks associated with being
based in or having the majority of the company   s operations in
                                                        China. Your disclosure
should make clear whether these risks could result in a material change in your
operations and/or the value of your securities e or could significantly limit or completely hinder
your ability to offer or continue to offer securities to investors and cause the value of such
securities to significantly decline or be worthless. Your disclosure should address how
recent statements and regulatory actions by China   s government, such
                                                        as those related to
data security or anti-monopoly concerns, have or may impact the
                                                        company   s ability to
conduct its business, accept foreign investments, or list on a U.S. or
 Yuk Ming, Gary Ma
FirstName LastNameYuk   Ming, Gary Ma
WANG & LEE     GROUP, Inc.
Comapany 27,
November  NameWANG
              2023      & LEE GROUP, Inc.
November
Page 2    27, 2023 Page 2
FirstName LastName
         other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the
         Consolidated Appropriations Act, 2023, and related regulations will affect your company.
3. At the outset of Item 3, disclose the risks that being based in or having the majority of the
         company   s operations in China poses to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the annual report. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
4. At the outset of Item 3, disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
5. At the outset of Item 3, disclose that trading in your securities may be prohibited under the
         Holding Foreign Companies Accountable Act, as amended by the
Consolidated
         Appropriations Act, 2023, and related regulations if the PCAOB determines that it cannot inspect or investigate completely your auditor for a period of two consecutive years, and that as a result an exchange may determine to delist your securities. Yuk Ming, Gary Ma
WANG & LEE GROUP, Inc.
November 27, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Babette Cooper at 202-551-3396 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                          Sincerely,
FirstName LastNameYuk Ming, Gary Ma
                                                          Division of
Corporation Finance
Comapany NameWANG & LEE GROUP, Inc.
                                                          Office of Real Estate
& Construction
November 27, 2023 Page 3
cc:       Rongwei Xie
FirstName LastName